  SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ nº 02.558.132/0001-69 - NIRE 5330000580 0

MINUTES OF THE SPECIAL MEETING OF SHAREHOLDERS

HELD ON MAY 31, 2004 .

1. DATE, TIME AND PLACE OF THE MEETING: Held on May 31, 2004 , at 11:00 a.m. , at Setor Comercial Sul, Quadra 2, Bloco C, nº 226, Edifício Telebrasília Celular, 7º andar, Brasília, DF.

2. CALL NOTICE: Notice of first calling of the meeting was published in the Official Gazette of the Federal District, in issues dated May 14, 17 and 18, 2004, pages 34, 75 and 26, respectively and in Gazeta Mercantil newspaper in issues dated May 14/15/16, 17 and 18, 2004, pages A-10, A-16 e A-14, respectively.

3. ATTENDEES: Shareholders representing more than two thirds (2/3) of the capital stock with voting rights, thus representing a legal quorum for approval of the matters of the agenda, as per the registers and signatures found in the Shareholders´ Attendance Book no. 0057, page 24.

4. PRESIDING BOARD: The meeting was presided over by Mr. Evandro Luis Pippi Kruel, representative of the controlling shareholder, who invited Mrs. Adriana Pallis to act as Secretary of the meeting. In compliance with article 164 of Law no. 6404/76, the attendance of the following people was also recorded in the minutes of the meeting: Messrs. Norair Ferreira do Carmo and André Cavalcanti Banks da Rocha, members of the Audit Committee of the Company; Mr. Antonio Carlos Haidamus Monteiro, as representative of the company's management; Mrs. Janine De Nes, as representative of Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda., the specialized appraisal company; and Mr. José Domingos do Prado, representative of the independent audit company.

5. RESOLUTIONS: The shareholders have considered the matters of the agenda and have made the following resolutions, with due regard to the abstentions provided by law:

(a) to approve, by majority of votes of the attendees and without restrictions, pursuant to the Management's proposal, the terms and conditions of the Protocol of Merger and Instrument of Justification entered into on May 13, 2004 by the directors and officers of the Company and of WXYZ 0059 Holdings S.A., a company with head-office in the Capital of the State of São Paulo, at Rua da Consolação, 247, 6º andar, sala 14-G, Centro, enrolled with the CNPJ/MF under nº 04.819.688/0001-97 (hereinafter simply referred to as "WXYZ0059"), about which matter the Audit Committee and the Board of Directors of the Company have issued their favorable opinion, which is attached hereto as Annex I. Said Protocol of Merger and Instrument of Justification provides for the merger of WXYZ0059 by transfer of its assets to the Company, as follows:

(i) all the assets of WXYZ0059, evaluated at their book value on May 13, 2004 , under the terms of the respective Appraisal Report, shall be transferred by merger into the Company, with the consequent extinguishment of WXYZ0059;

(ii) the capital stock of the Company shall be maintained upon the merger of the portion of the mergee's net worth that corresponds to its interest in the mergor's capital, once the amount of the premium which is part of the assets to be merged into the Company shall be recorded in a specific deferred assets account, having as counterentry a special merger premium reserve posted to the Company's net worth, pursuant to the terms of article 6, paragraph 1 of Instruction CVM no. 319/99, which shall be subsequently capitalized, as set forth in the Protocol of Merger and Instrument of Justification and in the terms of the mentioned Instruction.

(b)  By majority of votes of the attendees, to confirm the appointment, made by the Company's Directors and Officers, of Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda., a specialized appraisal company, with head-office in the Capital of São Paulo State, at Rua Bela Cintra, 881, enrolled with the CRC under nº 2 SP 011609/O-8 and with the CNPJ under nº49.928.567/0001-11, for preparing the Appraisal Report for the assets of WXYZ0059 to be merged into the Company;

(c) Since the representatives of the specialized appraisal company were attending the meeting and were able to present the Appraisal Report for the Assets of WXYZ0059, they have done so and, accordingly, the shareholders fully approved the Appraisal Report for the Assets of WXYZ0059 by majority of votes, which report is attached hereto as Annex II, having also approved the transfer to the Company of the mergee's net assets evaluated based on their book value as of May 13, 2004 at one billion, one million, one hundred and sixty-two thousand, three hundred and fifty-five reais and eighty-two cents (R$1,001,162,355.82), pursuant to the terms and in conformity with the Protocol of Merger and Instrument of Justification approved herein;

(d) To approve, by unanimous vote of the attendees, the criterion for determination of the ratio of exchange of the interest in the capital stock of WXYZ0059, which was cancelled by virtue of its merger, for common and preferred shares issued by the Company, to be assigned to Telesp Celular Participações S.A., enrolled with the CNPJ/MF under no. 02.558.074/0001-73 ("TCP"), holder of all the shares in WXYZ0059, whereby each share previously held by WXYZ0059 in the Company's capital shall correspond to one share issued by the same and to be assigned to TCP, of the same kind and class and with the same rights as the Company's outstanding shares.

Finally, the President has caused it to be recorded in the minutes of the meeting that the merger subject matter of this meeting is the first stage of the corporate restructuring proposed by the management, as described in the relevant fact dated May 14, 2004 .

6. CLOSING: The President offered the floor to whom might wish to use it and, since nobody voiced his/her intention to do so, the President declared the meeting to be closed, having caused these minutes to be drawn-up as a summary of the facts, as permitted in article 130, §1 of Law no. 6404/76. Following, the minutes were read and found to be in order, and signed by the attendees. Brasília, May 31, 2004 .

Signatures: Evandro Luis Pippi Kruel - President of the Meeting; Adriana Pallis Romano - Secretary; WXYZ 0059 Holdings S.A. - by Evandro Luís Pippi Kruel; Capital Guardian Emerging Markets Equity Master Fund; Capital Guardian Emerging Markets Restricted Equity Fund for Tax-Exempt Trusts - by Daniel Alves Ferreira; Ontario Teachers Pension Plan Board; Capital International Emerging Markets Fund; Emerging Markets Growth Fund Inc; Capital Guardian Emerging Markets Equity Fund for Tax-Exempt Trusts - by Daniel Alves Ferreira; Norair Ferreira do Carmo e André Cavalcanti Banks da Rocha - Representatives of the Audit Committee; Cecília de Souza Costa - Representative of the Accounting Department; José Domingos do Prado - Representative of Deloitte Touche Tohmatsu Auditores Indepedentes; Janine De Nes - Representative of Deloitte Touche Tohmatsu Auditores Indepedentes.

I hereby certify that this is a faithful copy of the original minutes which were drawn-up in the proper book.

Evandro Luís Pippi Kruel
President of the Meeting
OAB/RS nº 18.780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 03, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.